MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

July 24, 2014

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Trust” or “Registrant”)

Federated Treasury Obligations Fund (the “Fund”)

Form N-14 1933 Act File No. 333-1970200

1940 Act File No. 811-5950

Dear Mr. Parachkevov:

The following responds to your specific instructions that we furnish a written review of the responses provided to the oral comments received from the Commission’s staff on July 21, 2014, regarding the proposed reorganization of Federated Automated Government Money Trust(AGMT or “Acquired Fund”) into Federated Treasury Obligations Fund (TOF or “Acquiring Fund”). Here are the responses to the comments.

1. In response to your first comment, the Registrant confirms that no substantial capital gains will be realized and that there will be no substantial repositioning of the target fund prior to the merger.

2. In response to your comment questioning the statement that the Acquired Fund will transfer “most, if not all,” of its portfolio to the Acquiring Fund, we note that pursuant to Section 1.2 of the Agreement and Plan of Reorganization, “substantially all of the assets of the Acquired Fund (except for deferred or prepaid expenses, amounts reserved for payment of Acquired Fund liabilities and any additional cash received by the Acquired Fund after the Closing Date in excess of accrued Fund liabilities recorded on the Acquired Fund’s books on or before the Closing Date that is retained by the Acquired Fund’s adviser) will be acquired by the Acquiring Fund.

3. In response to the comment related to the fee table, the Registrant confirms that footnotes 1 and 2 of the fee table will be revised from “voluntarily” to “on their own initiative.

4. In response to your comment regarding recoupment of fees, the Registrant confirms that there is no ability to recoup waivers at a later date.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (412) 288-7574.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal